SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) and effective as of November 4, 2005 (Registration Statement No. 333-128872) (the “Registration Statement”) of the Registrant.

The sole purpose of this Amendment is to file with the Commission (i) a description of certain recent developments with respect to the Registrant as of January 18, 2006, included as Exhibit H hereof, and (ii) the legal opinions included as Exhibits I and J hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 26th day of January, 2006.

REPUBLIC OF PANAMA

By	/s/ RICAURTE VÁSQUEZ MORALES
Name:	Ricaurte Vásquez Morales
Title:	Minister of Economy and Finance
of the Republic of Panama

EXHIBIT INDEX

Page No.
Exhibit No
A:	None
B:	None
*C:	Copy of the 2005 Annual Budget of the Republic
*D:	Current Description of the Republic
*E:	Recent developments of the Republic as of November 3, 2005
*F:	Opinion dated November 29, 2005 of Arnold & Porter LLP
*G:	Opinion dated November 29, 2005 of the Procurador de la Administración
H:	Recent developments of the Republic as of January 18, 2006
I:	Opinion dated January 30, 2006 of Arnold & Porter LLP
J:	Opinion dated January 30, 2006 of the Procurador de la Administración

*	Previously filed.